Exhibit 99.4

Second Quarter 2014 Financial Results July 25, 2014

Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by applicable law. 2

SECOND QUARTER 2014 REVIEW Joe Quarin President & CEO 3

4 Q2 2014 CEO Highlights We are making progress on our strategic plan and the opportunities we identified to improve EBITDA (A) margins and free cash flow(B) over the next several years. Expect results to strengthen in the second half of 2014, which will support a strong start in 2015. Maintaining focus on operational excellence and disciplined capital allocation. Quarterly cash dividend increase of 6.7%. (A) Please refer to the definition and explanation of (A) on slide 26 (B) Please refer to the definition and explanation of (B) on slide 29

SECOND QUARTER 2014 FINANCIAL REVIEW Ian Kidson Executive Vice President & CFO 5

Reported Revenue By Segment $U.S. (MM) 6 Segment Highlights Canadian dollar weakened in Q2/14 vs. Q2/13, reducing total company revenue by $13MM on translation to U.S. dollars. Excluding the impact of FX, revenues grew 1.9%. Expressed in $U.S. Canadian revenue declined 3.2% QoQ to $192.4MM. Excluding FX impact, revenues in Canada grew by $6.6MM QoQ. Q2/14 U.S. south revenue increased by 3.7% QoQ to $229.3MM. Volume growth contributed 65% of the revenue increase. U.S northeast revenue declined by 5.3% QoQ largely due to lower transportation revenues on lower volumes to our Seneca Meadows landfill. % of Total Revenue Q2 2013 Q2 2014 Canada 38.5% 37.5% U.S. south 42.8% 44.6% U.S. northeast 18.7% 17.9% Total 100.0% 100.0% 1) Canadian revenue converted to $U.S. at $0.91 and $0.98 for the Q2/14 and Q2/13 periods, respectively

Revenue Growth Price reflects organic average price change, net of rollbacks and excludes fuel surcharges, across the Company’s customer base OCC average price based on RISI pricing weighted to the company’s regions in Q2/14 equaled $99 (vs. Q2/13 = $104/ton). While volumes in our Canadian segment were basically flat compared to the second quarter last year, volume growth in our U.S. south segment was overshadowed by volume declines in the U.S. northeast. The decline in U.S. northeast volumes is largely due to the elimination of less profitable business 7 Components of Revenue Growth (Decline) Q2 2014 Q2 2013 CAN U.S. Total Company CAN U.S. Total Company Price (1) 2.6% 1.7% 2.0% 0.9% 0.5% 0.7% Fuel Surcharges (0.1%) 0.1% - 0.2% (0.1%) - Recycling and Other (2) 0.6% - 0.2% (0.8%) (0.3%) (0.5%) Total Price Growth 3.1% 1.8% 2.2% 0.3% 0.1% 0.2% Volume (Decline) Growth(3) - (0.4%) (0.2%) (2.9%) 4.4% 1.3% Total Organic Revenue Growth (Decline) 3.1% 1.4% 2.0% (2.6%) 4.5% 1.5% Net Acquisitions 0.2% (0.4%) (0.1%) 4.2% 10.2% 7.7% Total Growth Excluding Foreign Exchange ("FX") 3.3% 1.0% 1.9% 1.6% 14.7% 9.2% FX (2.5%) (0.5%) Total (Decline) Growth Including FX (0.6%) 8.7%

Operating Expenses $U.S. (MM) Q2 2014 operating expenses increased QoQ by approximately $2.4MM or $9.9MM excluding the impact of FX. Approximately C3.6MM of the increase was related to higher transportation costs due to the closure of the Calgary landfill. U.S. south segment delivered strong organic growth and recognized higher operating costs as a result. Consolidated operating costs as a percentage of revenue increased to 62.6% from 61.7% QoQ, an increase of 90 basis points. 8 Highlights 1) Canadian operating expenses converted to $U.S. at $0.91 and $0.98 for the Q2/14 and Q2/13 periods, respectively

Adjusted Selling, General and Administration Expenses (“Adjusted SG&A”)(1) $U.S. (MM) Adjusted SG&A decreased $2.7MM to $60.4MM in Q2/14 QoQ. As a percentage of revenue, Adjusted SG&A was 11.8% versus 12.2% in the same period last year. 9 Highlights 1) Please refer to page 26 which outlines the types of expenses excluded from selling, general and administration expense as reported

Adjusted Earnings Before Interest, Tax, Depreciation, Amortization (“Adjusted EBITDA(A) ”) $U.S. (MM) Highlights Q2 2014 consolidated Adjusted EBITDA(A) declined 2.2% QoQ to $131.9MM. Adjusted EBITDA(A) increased 0.6% excluding the impact of FX. Adjusted EBITDA(A) margins for the consolidated company were 25.7% in Q2/14 vs. 26.1% in Q2/13. 10 (A) Please refer to the definition and explanation of (A) on slide 26 Adjusted EBITDA(A) Margins Q2 2013 Q2 2014 Canada 35.3% 33.8% U.S. south 26.9% 26.8% U.S. northeast 20.3% 20.6% Total 26.1% 25.7%

Amortization Q2/14 intangible, capital and landfill amortization decreased $1.5MM from the prior year to $72.1MM. A portion of the decline is attributable to FX which totaled about $1.7MM in the quarter. 11 $U.S. (MM) Q2 2014 Q2 2013 Amortization $72.1 $73.6 Amortization % Revenue 14.0% 14.2%

Net Gain On Sale of Capital and Landfill Assets Net gain on sale of capital and landfill assets in the second quarter amounted to nearly $20MM. Continuing with returns-based framework to manage assets. 12

Interest Expense and Balance Sheet Total long-term debt was $1.51B at June 30, 2014 vs. $1.54B at March 31, 2014. Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 2.95x at June 30, 2014 compared with 2.91x as at March 31, 2014. Comfortable with current leverage level and believe optimal long-term leverage range for the company is between 2.5x and 3.0x. Interest expense on total outstanding debt was $15.8MM for the three months ended June 30, 2014. 13 Long-Term Debt Facilities Available Lending Facility Drawn Letters of Credit Available Capacity Accordion Ratings $U.S. (MM) Senior Secured Term B Facility $492.5 $492.5 - - - Moody's BA1 S&P BBB Senior Secured Revolving Facility $1,850.0 $948.9 $206.5 $694.6 $750.0 Industrial Revenue Bonds $64.0 $64.0 - - - Other Notes - - - - -

Effective Tax Rate and Cash Taxes Total taxes were $14.5 million in Q2 2014. Total taxes were 23% lower in the second quarter versus the same period last year. The decrease in current period income tax expense is due to higher interest deduction in our U.S. business partially offset by higher withholding taxes. Continue to expect our effective tax rate to be 30 - 32% in 2014. 14

Adjusted Net Income(A) and Adjusted EPS(A) 15 Please refer to the definition and explanation of (A) on slide 26 Items of Note $U.S (MM) EPS ($) Segment Revenue/ Expense Line Item Reported net income and EPS (diluted) $40.9 $0.36 Transaction and related costs 0.1 - Corporate SG&A Fair value movements in stock options (0.3) - Corporate SG&A Restricted share expense 0.4 - Corporate SG&A Non-operating and non-recurring expenses 1.4 0.01 Corporate SG&A Net loss on financial instruments 7.1 0.06 All Net income tax recovery (2.4) (0.02) Adjusted net income(A) and Adjusted EPS(A) (diluted) $47.2 $0.41

Capital Expenditures $U.S. (MM) Total replacement capital in Q2 2014 increased to $47.6MM. The increase is largely attributable to the purchase of CNG replacement vehicles in eastern Canada, which represented approximately C$3.5MM of the QoQ increase. Total growth capital increased by 8.3% to over $25MM. Gearing up for a contract win in the Texas area has led to an increase in growth spending for carts, recycling containers and collection vehicles. 16 Highlights

Free Cash Flow(B) (“FCF”) $U.S. (MM) Generated free cash flow(B),excluding internal infrastructure investments, of $60.9MM in Q2 2014, representing 11.9% of revenue. We continue to expect free cash flow(B) of between $210 and $225MM in 2014, excluding infrastructure spending on the gas plant. 17 (B) Please refer to the definition and explanation of (B) on slide 29 Highlights

QUESTIONS 18

Appendix July 25, 2014 19

Q2 2014 Financial Highlights 20 U.S. (MM) Except per share amounts Q2/2014 Q2/2013 QoQ Canada $192.4 $198.8 (3.2%) U.S. south 229.3 221.0 3.7% U.S. northeast 91.8 97.0 (5.3%) Total Revenues $513.5 $516.8 (0.6%) Adjusted Net Income(A) $47.2 $35.3 33.9% Reported Net Income $40.9 $32.3 26.5% Adjusted EPS(A) (diluted) $0.41 $0.31 32.3% Reported EPS (diluted) $0.36 $0.28 26.8% Adjusted Operating EBIT(A) $79.8 $67.0 19.0% Adjusted EBITDA(A) $131.9 $134.9 (2.2%) Adjusted EBITDA(A) Margin 25.7% 26.1% (0.4%) Adjusted EBITA(A) $73.7 $76.3 (21.9%) Free Cash Flow(B) $56.4 $61.5 (8.3%) Weighted Average Share Count 115,030 115,167 Total Actual Outstanding Share Count 114,744 115,167

Reported and Gross Revenues(1) 21 (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX $U.S. (MM) Q2/13 Q3/13 Q4/13 Q1/14 Q2/14 Total Reported Revenues $516.8 $520.7 $502.0 $469.8 $513.5 U.S. $318.0 $321.6 $309.9 $302.4 $321.1 Canada $198.8 $199.1 $192.1 $167.4 $192.4 Q2/2014 Q2/2013 $U.S. % total $U.S. % total Commercial $176.8 34.4% $ 176.5 34.1% Industrial 93.9 18.3% 95.4 18.5% Residential 115.2 22.4% 118.8 23.0% Transfer and Disposal 185.1 36.0% 185.2 35.8% Recycling 16.7 3.2% 14.4 2.8% Other 9.4 1.9% 11.5 2.2% Gross Revenues $597.1 116.2% $601.8 116.4% Intercompany (83.6) (16.2%) (85.0) (16.4%) Revenues $513.5 100.0% $516.8 100.0%

Q2 2014 Gross Revenue By Service Line(1) in U.S. and Canada 22 (1) Gross Revenue includes intercompany revenue on a consolidated basis. CAN U.S. $CAD % total $U.S. % total Commercial $84.8 40.4% $99.1 30.9% Industrial 41.6 19.8% 55.8 17.4% Residential 37.7 17.9% 80.5 25.1% Transfer and Disposal 71.3 33.9% 119.8 37.3% Recycling 8.5 4.0% 8.9 2.8% Other 4.8 2.3% 5.1 1.6% Gross Revenues $248.7 118.3% $369.2 115.1% Intercompany (38.7) (18.3%) (48.1) (15.1%) Revenues $210.0 100.0% $321.1 100.0%

Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) 23 (A) Please refer to the definition and explanation of (A) on slide 26 (B) Please refer to the definition and explanation of (B) on slide 29 Q2 2014 2013 Adjusted EBITDA(A) $131.9 $134.9 Purchase of restricted shares (0.5) (1.3) Capital and landfill asset purchases (73.3) (63.1) Proceeds from the sale of capital and landfill assets 23.1 13.3 Landfill closure and post closure expenditures (1.3) (1.4) Landfill closure and post closure accretion expenses 1.5 1.4 Interest on long - term debt (15.8) (15.2) Non - cash interest expense 0.8 0.8 Current income tax expense (10.0) (7.9) Free Cash Flow(B) $56.4 $61.5

Foreign Currency Translation Sensitivity We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8.2MM. EBITDA(A) is similarly impacted by approximately $2.5MM, assuming a strengthening U.S. dollar. The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1.1MM and $900,000 decline, respectively. Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) , net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar. 24 Please refer to the definition and explanation of (A) on slide 26 Please refer to the definition and explanation of (B) on slide 29

Recycled Fiber Sensitivity Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper. Other commodities we receive include wood, plastics, aluminum and metals. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $7.6MM change to revenues and an approximately $0.04 change to net income per share on an annual basis, applying the average FX rate for 2013. 25

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. 26

Non-GAAP Disclosure (A) Continued - Re-measurement gain on previously held equity investment – as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. 27

Non-GAAP Disclosure 28 Q2 2014 2013 Operating income $78.1 $64.6 Transaction and related costs - SG&A 0.1 0.4 Fair value movements in stock options - SG&A (0.3) 1.7 Restricted share expense - SG&A 0.4 0.3 Non-operating and non-recurring expenses - SG&A 1.4 - Adjusted operating income $79.8 $67.0 Net gain on sale of capital and landfill assets (20.0) (5.7) Amortization 72.1 73.6 Adjusted EBITDA $131.9 $134.9 Amortization of capital and landfill assets (58.2) (58.6) Adjusted EBITA $73.7 $76.3 Net income $40.9 $32.3 Transaction and related costs - SG&A 0.1 0.4 Fair value movements in stock options - SG&A (0.3) 1.7 Restricted share expense - SG&A 0.4 0.3 Non-operating and non-recurring expenses 1.4 - Net loss on financial instruments 7.1 1.2 Net income tax recovery (2.4) (0.6) Adjusted net income $47.2 $35.3

Non-GAAP Disclosure (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. 29 Q2 2014 2013 Adjusted EBITDA(A) $131.9 $134.9 Purchase of restricted shares (0.5) (1.3) Capital and landfill asset purchases (73.3) (63.1) Proceeds from the sale of capital and landfill assets 23.1 13.3 Landfill closure and post closure expenditures (1.3) (1.4) Landfill closure and post closure accretion expenses 1.5 1.4 Interest on long - term debt (15.8) (15.2) Non - cash interest expense 0.8 0.8 Current income tax expense (10.0) (7.9) Free Cash Flow(B) $56.4 $61.5